Exhibit 13

Big Rock Partners Acquisition Corp.
2645 N. Federal Highway, Suite 230
Delray Beach, FL 33483

May 24, 2021

EarlyBirdCapital, Inc.
366 Madison Avenue
New York, NY 10017

Ladies and Gentlemen:

Reference is made to that certain Business Combination Marketing Agreement (“BCMA”) dated November 20, 2017, between Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”) and EarlyBirdCapital, Inc., a Delaware corporation (“EBC”). On December 13, 2020, BRPA entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) with NeuroRx, Inc. and Big Rock Merger Corp. It is a condition to the consummation of the transactions contemplated by the Merger Agreement (the “Closing”) that BRPA and EBC enter into an amendment to the BCMA (this “BCMA Amendment”) providing for, among other things, shares to be issued to EBC at the Closing in lieu of a cash fee. If the Closing does not occur, EBC will not be entitled to a fee under the terms of the BCMA.

Accordingly, the parties to the BCMA agree to amend the BCMA as follows:

1.
Section 1(b) of the BCMA is hereby deleted in its entirety and replaced with the following:

(b)
As compensation for the foregoing services, the Company will issue to the Advisor and/or its designees an aggregate of 200,000 shares of common stock of BRPA, par value $0.001 per share (such shares, the “Fee”). The Fee is due and payable to the Advisor at the closing of the Business Combination (“Closing”). If a proposed Business Combination is not consummated for any reason, no Fee shall be due or payable to the Advisor hereunder.

2.
A new Section 15 shall be added to the BCMA, as follows:

15.
Termination. The BCMA, as amended by this BCMA Amendment, shall terminate at upon the filing of a certificate of merger between Big Rock Merger Corp. and NeuroRx, Inc. with the Secretary of State of the State of Delaware.

3.
The BCMA shall remain in full force and effect except as expressly amended by this BCMA Amendment. Upon the execution and delivery hereof, the BCMA shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the BCMA, and this BCMA Amendment and the BCMA shall henceforth be read, taken and construed as one and the same instrument.

4.
This BCMA Amendment shall be construed and enforced in accordance with the laws of the State of New York without giving effect to the conflict of laws principles thereof.

[Remainder of Page Intentionally Left Blank]

If the foregoing correctly sets forth the understanding between EBC and BRPA with respect to the foregoing, please so indicate your agreement by signing in the place provided below, at which time this BCMA Amendment shall become a binding contract.

BIG ROCK PARTNERS ACQUISITION CORP.

By:	/s/ Richard Ackerman
Name: Richard Ackerman
Title: Chief Executive Officer

AGREED AND ACCEPTED BY:

EARLYBIRDCAPITAL, INC.

By:	/s/ Michael Powell
Name: Michael Powell
Title: Sr. Managing Director

[Signature Page to BCMA Amendment]